SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       STARTECH ENVIRONMENTAL CORPORATION
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    855906103
                                    ---------
                                 (CUSIP Number)

                               Robert J. Wildeman
                        Northshore Asset Management, LLC
                            208 South LaSalle Street
                                    Suite 201
                                Chicago, IL 60604
                                 (312) 267-6700
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  July 18, 2003
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 Pages

--------------------------------------------------------------------------------
CUSIP No. 855906103                 SCHEDULE 13D               Page 2 of 5 Pages
------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Northshore Asset Management, LLC
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                     (b) |_|
------- ------------------------------------------------------------------------
  3     SEC USE ONLY
------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        00 - Investment Funds
------- -----------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                     |_|
------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
  NUMBER OF SHARES     7    SOLE VOTING POWER
                            4,000,000 (see Item 4)
-------------------------------------------------------------------------------
   BENEFICIALLY        8     SHARED VOTING POWER
    OWNED BY
  EACH REPORTING
-------------------------------------------------------------------------------
     PERSON            9    SOLE DISPOSITIVE POWER
      WITH                  4,000,000 (see Item 4)
-------------------------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,000,000 (see Item 4)]
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                |_|
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.69% (see Item 4)
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO (Limited Liability Company)
-------------------------------------------------------------------------------


                               Page 2 of 5 Pages

Item 1. Security and Issuer.

      This statement relates to the shares of common stock, no par value (the "Common Stock"), of Startech Environmental Corporation, a Colorado corporation (the "Issuer"). The principal executive office of the Issuer is located at 15 Old Danbury Road, Suite 203, Wilton, CT 06897.

Item 2. Identity and Background.

      The address and principal place of business of Northshore Asset Management, LLC ("Northshore") is 208 South LaSalle Street, Suite 1201, Chicago, Illinois, 60604. The principal business of Northshore is acting as the investment advisor to various investment funds engaged in making investments in securities of public and private corporations. The general managing partner of Northshore is Robert J. Wildeman. The address and principal place of business of Mr. Wildeman is 208 South LaSalle Street, Suite 1201, Chicago, Illinois, 60604.

      During the last five years, neither Northshore nor Mr. Wildeman have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3. Source and Amount of Funds or Other Consideration.

      As more fully described under Item 4 below, Northshore entered into the Stock Purchase Agreements (as defined below), pursuant to which Northshore purchased an aggregate of 4,000,000 shares of Common Stock for an aggregate purchase price of $3.0 million. The funds required for the purchase of the Common Stock were obtained from one or more investment funds for which Northshore serves as an investment advisor.

Item 4. Purpose of Transaction.

Stock Purchase and Registration Rights Agreement

      On July 18, 2003, Northshore and the Issuer entered into a Stock Purchase and Registration Rights Agreement (the "Stock Purchase Agreement"), pursuant to which, among other things, Northshore purchased 2,133,333 shares of Common Stock from the Issuer in consideration for $1.6 million in cash. A copy of the Stock Purchase Agreement is attached to this statement as Exhibit 1.

      On July 22, 2003, Northshore and the Issuer entered into another Stock Purchase Agreement (the "Second Stock Purchase Agreement," together with the Stock Purchase Agreement, the "Stock Purchase Agreements"), pursuant to which, among other things, the Issuer agreed: (i) to sell to Northshore 1,866,667 shares of Common Stock for $1.4 million on or about July 23, 2003; (ii) to sell to Northshore 1,333,333 share of Common Stock for $1.0 million on or about July 25, 2003; and (iii) to sell up to an additional $1.0 million of Common Stock to Northshore, at the sole option of Northshore, on or about August 15, 2003, at a price per share equal to a 25% discount from the average closing price of the Common Stock during the 30 consecutive trading days prior to the date of such closing. A copy of the Second Stock Purchase Agreement is attached to this statement as Exhibit 2.

      Prior to the issuance of the Common Stock, the Issuer had 800,000,000 shares of Common Stock authorized under its articles of incorporation and 11,567,356 shares of Common Stock outstanding.

      The following are certain material provisions of the Stock Purchase Agreement and the Second Stock Purchase Agreement:

      Registration Rights. The Stock Purchase Agreements grant the holders of the Common Stock demand registration rights with respect to the shares of Common Stock, subject to certain volume limitations and underwriter's cutbacks as provided therein. In addition, the holders of the Common Stock are also granted piggyback registration rights subject to certain volume limitations provided therein.


                               Page 3 of 5 Pages

      Resignation of Directors. Pursuant to the terms of the Stock Purchase Agreement, prior to the closing, each of Joseph S. Klimek, Kevin M. Black, Brendan J. Kennedy, Richard M. Messina, John E. Joyner and Thomas Atkins submitted their resignation from the Board of Directors of the Issuer. At the Closing, as defined therein, or a soon as practicable thereafter under applicable laws, Joseph F. Longo, as the sole remaining member of the Board of Directors, agreed to appoint each of Peter H. Shipman, Henry G. Ciocca, Kenneth
J. Slepicka and Douglas R. Ballew to fill the vacancies created on the Board of Directors, to serve until their respective successors are duly elected and qualified or their respective earlier resignation or removal.

Item 5. Interest in Securities of the Issuer.

      (a), (b) As of the date of this statement, the Reporting Person beneficially owns 4,000,000 shares of Common Stock, representing, in the aggregate, approximately 25.69% of the outstanding shares of Common Stock (based on the number of shares of Common Stock represented by the Company in the Second Stock Purchase Agreement to be outstanding as of the Closing on July 22, 2003).

      (c) Except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by the Reporting Person or to the best of its knowledge, any of the individuals identified in Item 2.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      As indicated under Item 4 above, Northshore has agreed to invest additional funds from time to time in the Issuer on the terms set forth in the Second Stock Purchase Agreement.

Item 7. Material to be Filed as Exhibits.

      The following documents are filed as exhibits hereto and are incorporated herein by reference:

Exhibit 10.1 Stock Purchase and Registration Rights Agreement dated as of July 18, 2003 by and between the Issuer and Northshore.

Exhibit 10.2 Stock Purchase Agreement dated as of July 22, 2003 by and between the Issuer and Northshore.



                                Page 4 of 5 Pages

                                    SIGNATURE
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Northshore is true, complete and correct.

Dated: July 28, 2003


                                    NORTHSHORE ASSET MANAGEMENT, LLC



                                    By: /s/ Robert Wildeman
                                       -------------------------------
                                       Name: Robert Wildeman
                                       Title: General Managing Partner




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